Wellhub Inc.
16014 Limestone Lake Dr.
Tomball, TX 77377
www.wellhub.co



Up to $1,070,000 principal amount of Crowd Notes
Deadline to Reach Target Offering Amount of $300,000: July 4, 2018
Minimum Investment: $500

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

The Company's Business

Wellhub Inc. ("Wellhub", "we" "us", "our", the "Company") is a newly-formed company that provides software to oil and gas companies. We are a Software as a Service (SaaS) integrated platform. We were incorporated under the laws of the State of Delaware on March 1, 2017 with our principal operations located in the State of Texas. Our platform connects to oil and gas companies' applications, data and devices to help operators make effortless data-driven decisions. Our clients will pay a base monthly fee to use the platform, integrations and apps. We will also bill hourly implementation fees. In the future, we intend to develop additional apps within the platform that will provide more monetization opportunities.

Our strategy is to integrate with all of our customers' existing legacy systems and provide our future customers with a centralized location to make effortless data-driven decisions. This way we can solve an industry-wide problem of companies' being slowed down by the redundant aggregation of disparate data sources, lack of systems integration and antiquated software., essentially allowing them to make better decisions, faster, and avoid jumping the hurdles of software displacement. This will allow us to build trust with our clients while we simultaneously build more applications within Wellhub. These new apps will compete with other systems on the market but ultimately it is up to our clients which apps they want to use. They can remain integrated with whichever systems they would like and also use whichever Wellhub apps they would like as well. We believe this allows them the ultimate level of flexibility to create the software ecosystem that is best for their company.

We face competition from several companies in this field, but we feel that our software is superior to that of our competitors', due to the cutting-edge technology on which we are building our platform and the combined 30 years of experience in oil & gas software, systems engineering, and data management that our management team holds.

Further information about the Company and its business appears on the Company's offering page on EnergyFunder.com and as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due Diligence

Due diligence by CrowdCheck, Inc.



THE TEAM

Officers and Directors

This table shows the principal people on our team:

Name	Position	Date Elected or Appointed	Fulltime with the Company?
Officers:			
Jacob Corley	CEO	March 1, 2017	Yes
Mark Zarzour	CTO	March 1, 2017	No (approximately 30 hours per week)
Directors:			
Jacob Corley	Director	February 13, 2018	Yes
Mark Zarzour	Director	February 13, 2018	No
Significant Employees:			
Sparsh Varma	CIO	March 1, 2017	No (approximately 30 hours per week)

Jacob Corley

Jacob Corley has been the CEO of Wellhub Inc. since its inception in March 2017. Jacob has a deep understanding of the oil and gas industry. Prior to his position at Wellhub, Jacob co-founded a tech startup in upstream oil and gas, GDS Ware, in 2013, which he ran until August 2016. He also hosts the most popular oil and gas podcast in the industry, "Oil & Gas This Week," which he has done since August 2016.

Mark Zarzour

Mark Zarzour is our CTO and has served in that capacity since March 2017. Mark has designed and managed enterprise systems for 8 large exploration and production companies over the last 20 years. Mark attended Texas A&M and holds a BS & MS in Mechanical Engineering. He works part-time for the Company, splitting his time between Wellhub and MP2 Energy, a Texas-based Electric Utility Company, where he has worked since 2016. Prior to this position, he worked at Repsol from 2014 to 2016.Mark dedicates approximately 30 hours a week to Wellhub and 10 hours a week to MP2 Energy.

Sparsh Varma

Sparsh Varma is the CIO of Wellhub and has served in this capacity since March 2017. He attended the University of Houston and holds a BS in Management of Information Systems and an MBA. He works part-time for the Company. Sparsh worked at Merrick Systems from 2011 until its acquisition by P2 Energy Systems in 2013. Since then, he's worked as a Production Systems Analyst at Linn Energy and Carrizo Oil & Gas, where he currently works part-time. Sparsh dedicates approximately 30 hours per week to Wellhub.

Current Number of Employees

We currently have three employees, who are Jacob Corley, Mark Zarzour, and Sparsh Varma.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

- **This is a brand-new company.** It has limited history, no clients, no revenues. If you are investing in this Company, it's because you think this is a good idea, that the Company's management team can execute it better than their competition, that the Company can sell the product enough that the Company will succeed. You are taking all these things on faith, because it's impossible to know what will happen.

- **If the Company cannot raise sufficient funds it will not succeed.** Wellhub is offering Crowd Notes for the target amount of $300,000 and a maximum of $1,070,000. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

- **Future fundraising may affect the rights of investors.** The Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

- **You have limited voting rights.** Investors in the Crowd Notes (each an "Investor") will have no voting rights prior to receiving Preferred Stock. Even after receiving Preferred Stock, only Major Investors (as defined further below) will receive Preferred Stock with voting rights. If the Investor holds no voting rights, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

- **We have not yet authorized the stock into which the Crowd Notes may convert.** Our Crowd Notes may convert into a yet to be authorized class of preferred stock of the Company. In order to authorize the issuance of that class of stock, we will be required to amend our Certificate of Incorporation following approval by our Board of Directors and current stockholders.

- **We have not assessed the tax implications of using the Crowd Note**. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

- **We are selling convertible notes that will convert into units or result in payment in limited circumstances**. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into units of the Company's most senior class of preferred units, and if no preferred units has been issued, then units of Company's common units. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred units they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred units), the notes will convert into a yet to-be-determined class of preferred units. If the notes convert because they have reached their maturity date, the notes will convert based on a $5,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $5,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value.

- **The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis**. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 9 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

- **You may have limited rights**. The Company has not yet authorized preferred units, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you may be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

- **Competitors may be able to call on more resources than the Company.** While the Company believes that Wellhub is unique, its solution is not the only way to address the issues of software integration in the oil and gas industry, and the Company has to compete with a number of other approaches. Additionally, competitors may replicate our business ideas and produce directly competing products. These competitors may be better capitalized than Wellhub, which would give them a significant advantage.

- **The Company's Independent Accountant issued a going concern opinion.** Wellhub's independent accountant issued a going concern opinion on the Company's financial statements. The Company has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of the date of this offering. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. (See Note 3 of the Independent Accountant's Review Report.)

- **The Company depends on a small management team.** The Company depends on the skill and experience of three individuals, Jacob Corley, Mark Zarzour, and Sparsh Varma. Each has a different skill set. If the Company is not able to call upon one of these people for any reason, its operations and development could be harmed.

- **Some of our officers are part-time.** Mark Zarzour (our CTO) and Sparsh Varma (our CIO) are both part-time. As such, it is likely that the Company will not make the same progress as it would if that were not the case.

- **The Company is controlled by its officers.** The Company's officers currently hold all of the Company's voting stock, and at the conclusion of this offering will continue to hold all of the Company's common stock. Investors in this offering will not have the ability to control a vote by the shareholders or the board of directors.

- **The Company depends on one primary product.** The Company's primary product is the Wellhub Upstream OS software. The Company's survival in the near term depends upon being able to sell this software to sufficient customers to make a profit. The Company has no customers currently and will only succeed if it can attract customers for its primary product.

- **We may be unable to attract and retain key personnel on which our business depends.** The inability to retain and attract additional personnel could affect our ability to successfully grow our business. Our future success depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled software developers. Competition for such personnel is intense. Our failure to retain and attract the necessary personnel could harm our business. Furthermore, software developers with experience in the oil and gas industry is extremely hard to find, further increasing the difficulty of attracting and retaining highly-desirable personnel.

- **We may not be first-to-market with our product.** We believe that our software is superior to other analogous software that exists on the market for oil and gas companies. However, there are likely other companies currently developing a software product similar to ours. If another Company with a similar product were to beat us to the market, it could adversely affect our marketability, and significantly hinder our ability to succeed in this marketplace.

- **Hackers may try to target our software.** The Company's systems and operations are also vulnerable to damage or interruption from human error, natural disasters, power loss, sabotage, computer viruses, intentional acts of vandalism, and similar events. Any system failure that causes an interruption in our product or decreases the availability of our product for its customers could impair our reputation, damage the brand, and negatively impact operating revenues.

- **If the Oil and Gas industry declines, it may adversely affect our business.** Oil and Gas companies are the target customers for our software. If the Oil and Gas industry suffers an economic decline, these companies may not have the funds to purchase our product, which could adversely affect our viability as a company.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following table shows who owns 20% or more of the Company's equity as of April 19, 2018:

Jacob Corley	40% of the Company's common stock
Mark Zarzour	40% of the Company's common stock

The Company's Securities

The following description summarizes important terms of the Company's securities and capital stock. This summary does not purport to be complete and is qualified in its entirety by provisions of the Crowd Note and Certificate of Incorporation.

The Crowd Notes

We are offering a specific type of promissory note titled a "Crowd Note." The Crowd Note provides Investors the right to convert their Crowd Note into a class of preferred stock in the Company ("Preferred Stock"), when and if the Company makes an equity offering in which it sells Preferred Stock at a fixed pre-money valuation. The anticipated terms of such Preferred Stock are outlined below. In the event that the Company does not undertake an offering of Preferred Stock, the Crowd Note may convert to common stock in the Company in the event of a change of control of the Company (such as an acquisition of the Company) or an initial public offering ("IPO") of the Company's securities that is registered with the Securities and Exchange Commission. In the event we do not make a Preferred Stock offering, register an IPO or get acquired by another company, the Crowd Note will convert into Preferred Stock commencing on a maturity date, or the Company will pay back the Investor the purchase amount of the Crowd Notes plus any accrued interest.

Terms of the Crowd Notes

The terms of the Crowd Note provide for an automatic conversion into Preferred Stock in the event we undertake a future equity financing involving the offer and sale of Preferred Stock. Included in the Crowd Note are certain defined terms that are important to your understanding of the operation of the Crowd Note. Some of those terms are explained here. All of the following explanations are qualified in their entirety by the terms set out in the Crowd Note itself, which investors will sign when they invest in the Company and can be viewed on the Company's profile page on EnergyFunder.com.

"Purchase Price" – means the amount invested by each investor in this offering.

"Discount" – means the percentage the percentage discount applied to a future conversion to Preferred Stock. The per share price for holders of Crowd Notes when applying the Discount will be the product of 1 minus the Discount multiplied by the per share price of the future Preferred Stock financing.

"Valuation Cap" – means the implied value of the capital stock of the Company when determining the per share price for holders of Crowd Notes in the event of a future Preferred Stock financing. A valuation cap does not imply that the Company is worth the amount of the cap, either at the time of this Offering or at the time of the conversion of the Crowd Notes.

"Maturity Date" – means the date the Crowd Notes will either convert or the investors will be paid back the purchase amount for the Crowd Notes plus any interest accrued as of that date.

Procedure for Conversion to Preferred Stock

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "Corporate Transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "Qualified Equity Financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the "Maturity Date" is reached, the note holders will have the option, by decision of the majority of outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the Qualified Equity Financing, subject to a $5,000,000 valuation cap, if the conversion takes place in the Qualified Equity Financing; or
- If conversion takes place upon a Corporate Transaction prior to a Qualified Equity Financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the Valuation Cap; or
- If conversion takes place prior to a Qualified Equity Financing because the Maturity Date has been reached, subject to a $5,000,000 Valuation Cap

Until the earlier of the Qualified Equity Financing or the Corporate Transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

Calculation of the Capitalization

For purposes of conversion method (ii) above, the Company's capitalization will be measured on a fully diluted basis. This means that the capitalization will include all shares of the capital stock of the Company outstanding at the time of the conversion, plus the number of shares of the Company's capital stock reserved for issuance under any adopted equity incentive or similar plan of the Company, and any shares of the Company's capital stock issuable upon the exercise or conversion of all outstanding option, warrants, and other convertible securities. This would include any equity incentive plan that is created at the time of or modified at the time of the offering of Preferred Stock. The calculation of the capitalization of the Company would not include shares issuable upon conversion of existing Crowd Notes

Right to Distribution upon Liquidation

If the Company ceases operations, liquidates, dissolves, winds up or has its assets assigned to creditors prior to an issuance of securities involving Preferred Stock, the Company will pay first the other holders of existing Preferred Stock, based on the terms of the Company's Certificate of Incorporation, and then holders of the Crowd Notes. These payments will occur before any distributions to holders of common stock. If there are not sufficient Company assets to pay holders of the Crowd Notes the amount of their investments, as determined by the Company's board of directors, payments will be made on a pro-rata basis. In this case, Investors may not recoup part or all of their investment from the Company.

Voting Rights

There are no voting rights associated with the Crowd Notes. In the event of a conversion to Preferred Stock, non-Major Investors will receive a class of Preferred Stock without voting rights, and Major Investors will receive a class of Preferred Stock with voting rights.

Right to Receive a Liquidation Preference

Investors who receive shares of Preferred Stock following the conversion will receive a per share liquidation preference and conversion price designed to provide protection against the price of the Preferred Stock being diluted to a value below the price per share at the time they receive Preferred Stock. This dilution would mainly occur due to the issuance of additional stock by the Company. Investors who receive Preferred Stock following the conversion will receive a per share liquidation preference equal to the conversion price and dividend rights based on the conversion price.

Effecting the Conversion to Preferred Stock

Upon the occurrence of a Qualified Equity Financing, the Crowd Notes shall convert automatically, without any further action on the part of either the Company or the Investor. After the conversion of the Crowd Notes, the Company will issue and deliver to the Investor, upon surrender of the Crowd Note, the respective number of shares of Preferred Stock. By investing in this Offering, the Investor agrees to execute all such agreements in connection with the conversion provided that the final terms of the Preferred Stock is consistent with the rights of the Preferred Stock set forth in the Crowd Note and this disclosure.

Special Rights for Major Investors

Investors who invest at least $25,000 and are "accredited investors" ("Major Investors") will receive Preferred Stock with voting rights after the equity offering triggering the conversion of the Crowd Notes sold in this Offering.

Special Purpose Vehicle Reorganization

There is the possibility that Regulation Crowdfunding will be amended to authorize the use of special purpose investment companies (a "Special Purpose Vehicle") as a means to aggregate the interests of holders of securities issued under Regulation Crowdfunding. If this were to occur, under the terms of the Crowd Note, Investors in this Offering will be required to take any and all actions determined by the Company in to reorganize the Crowd Notes and any shares of the Capital Stock issued pursuant to the terms of this Crowd Note into a Special Purpose Vehicle.

Common Stock of the Company

As of April 19, 2018 the Company has issued 1,500 shares of its Common Stock, and has authorized the issuance of 1,500 shares under the Company's Certificate of Incorporation.

Voting Rights and Dividend Rights

Common stockholders are entitled to one vote for each share on all matters to be voted on by the stockholders, do not have cumulative voting rights, have no preemptive rights to purchase common stock, no conversion or redemption rights or sinking fund provisions with respect to the common stock and are entitled to share ratably in dividends.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities and the satisfaction of the liquidation preferences granted to the holders of all shares of the outstanding Preferred Stock.

Preferred Stock of the Company

At the time of this offering no preferred stock of the Company is authorized or outstanding. We intend to authorize the issuance of the Preferred Stock in accordance with the terms below in the event of a future financing that results in the conversion of the Crowd Notes in this offering.

Dividend Rights

Holders of our Preferred Stock would be entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. Preferred Stock would receive dividends, if any, in preference to the holders of common stock.

The dividends would not be cumulative and would be available when, as, and if declared by the Board. There would be no requirement or penalty for us to declare dividends. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of our Preferred Stock would be entitled to liquidation preference superior to holders of the common stock. Holders of Preferred Stock would receive an amount determined in accordance with our Certificate of Incorporation in effect at the time of such liquidation, dissolution, or winding up. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Preferred Stock are insufficient to permit the payment to such holders of the full amount of their liquidation preference, then all of such assets and funds would be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Conversion to Common Stock

Holders of the Preferred Stock would have the right to convert their shares to common stock at any time, and would be automatically converted to common stock upon the occurrence of an initial public offering or is acquired by, merged with, or otherwise taken over by another company

Redemption

The Preferred Stock would not be redeemable.

Voting Rights

The Preferred Stock issuable to Major Investors in this Offering upon conversion of the Crowd Notes would include the right to vote on matters submitted to the stockholders for vote, while the Preferred Stock issued to non-Major Investors would not include such right to vote. The Company may authorize the issuance of a class of preferred stock that is substantially similar to the Preferred Stock but that provides for voting rights to those stockholders.

What it Means to be a Minority Holder

As an Investor in Crowd Notes of the Company, you will not have any rights in regards to the corporate actions of the Company, including additional issuances of securities,, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to equity of the Company, Investors in this Offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. An investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the Company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the Crowd Notes or the securities into which they are convertible can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent. They will be responsible for keeping track of who owns our common stock, preferred stock, and Crowd Notes.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC.

Financial condition

The following discussion includes information based on our unaudited operating data for 2017 and is subject to change once we complete our 2018 fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Results of Operations

We were incorporated in Delaware on March 31, 2017. Since then, we have:

- Raised $60,000 in equity investments from three investors.
- Completed our Minimum Viable Product (MVP), and are moving towards creating a Pilot Program. The MVP is what we consider to be the first acceptable version of the product that we can bring to our pilot customers to begin our Pilot Program. The Pilot Program allows us to get in with companies that are early adopters. Feedback from our pilot customers will shape and mold our development schedule and allow us to produce a better product for our customers.
- Acquired a list of interested customers for our Pilot Program once it is completed.
- Entered into a LOI for a Pilot Program with Murex Petroleum, a forward-thinking operator who is looking for innovative technology to help drive business value.

The Company's net revenues for the year ended December 31, 2017 were $0. Net revenues consist of all sales, less discounts and returns. Our operating expenses have increased since December 31, 2017 to $6,250 per month to cover the salary of Jacob Corley, the Company's CEO.

Since the end of the period covered by the financial statements, we have not generated any revenues. Our monthly burn rate is $6,250.

Plan of Operations and Milestones

We are not yet operational. We have established the following milestones in our plan of operations:

- If we raise the target amount set out in "Use of Proceeds" of $300,000 we intend to allocate $16,000 per month towards salaries for skilled developers to increase our development resources. We also intend to spend $2,000 per month to cover general and administrative expenses. We anticipate that we could launch our Pilot Program within two months of the closing of the minimum amount.
- Within five months of completing our Pilot Program, we believe we will be ready to make a hard push into the market. We have budgeted $50,000 for this purpose, which includes marketing, development, and other costs associated with entering our target market.
- Assuming we raise $300,000 in this Offering, we anticipate that full-scale operation of our Company's business plan should happen within six months of receiving the target proceeds of this offering.
- If we raise more than $300,000, we will allocate additional funds to the hiring of developers. The more money we raise over $300,000, the more we will allocate to hiring developers. (See "Use of Proceeds" section.)

Investors will note that we have not budgeted for any marketing expenses, and we do not anticipate incurring such expenses over the next year. Currently, our management has a very large network of prospective customers in the industry we intend to reach out to without relying on broad reaching marketing campaigns.

Liquidity and Capital Resources

To date, the Company has not generated any revenues and is still a "development stage company." Profits are not likely for some time. The Company had no recorded revenues, income, or losses from the time of inception (March 2017) through December 31, 2017.

The Company had no cash on hand as of December 31, 2017. The Company was capitalized by equity investments from its shareholders in the amount of $60,000 in February 2018. We currently have cash on hand equaling $27,311.56, and a $5,000 line of credit.

The Company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this Offering, it will defer the capital expenditures it has planned. Since the Company orders hardware as the need for it is incurred on a particular project, it does not need or keep any significant inventory.

If the Company raises the target amount of $300,0000 in this Offering, we estimate that we may need to raise additional $150,000 within 15 months for our Company to continue its operations. Possible sources of additional funds in the future could include revenues from operations, private investments, an additional line of credit, business loans, and proceeds from another offering of securities. The Company does not currently have any agreements in place that could provide additional funds in the future. If the Company raises the maximum amount of $1,070,000 in this offering, we estimate that we would not need to raise additional capital for the Company to continue its operations in the near future.

Indebtedness

The Company has not incurred any debt as of the date of this offering. The Company does have the ability to draw on a $5,000 line of credit from Silicon Valley Bank in the event we require immediate cash. We currently do not have a balance on that line of credit.

Recent offerings of securities

We have made the following issuances of securities within the last three years:

- On February 13, 2018 we sold 60 shares of common stock in reliance on Section 4(a)(2) of the Securities Act, for consideration of $60,000.

We used the proceeds of these issuances ($60,000) to cover costs associated with this offering, including accounting, legal, and due diligence fees, as well as the salary of the CEO ($75,000 per year).

Valuation

We have valued Wellhub at $3,000,000. We didn't get any independent valuation. We valued our Company based on the experience of our management, our current stage of development of the product, and our projection of future cash flow. The price of our Crowd Notes has been arbitrarily determined.

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage Company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a Company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset) and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a Company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

USE OF PROCEEDS

If we raise the target amount of $300,000, the net proceeds of this offering to the Company, after the expenses of the offering (payment to EnergyFunders of 5% of the offering proceeds, legal, accounting and related expenses) will be approximately $278,300. We plan to use these proceeds as follows:

- Approximately $7,000 per month for the CEO's salary.

- Approximately $9,000 per month for salaries of 1-2 software developers.

- Approximately $2,000 per month for general and administrative expenses

At $300,000, we project a 15-month runway based on a $18,000 / month burn rate.

If we raise the maximum offering amount of $1,070,000, the net proceeds of this Offering to the Company, after the expenses of the offering (payment to EnergyFunders of 5% of the offering proceeds, legal, accounting and related expenses) will be approximately $1,016,500 We plan to use these proceeds as follows:

- Approximately $7,000 per month for the CEO's salary.

- Approximately $7,000 per month for the CIO's salary.

- Approximately $44,000 per month for salaries of 6-7 software developers.

- Approximately $5,000 per month for general and administrative expenses

At $1,070,000, we project a 16-month runway based on a $63,000 / month burn rate.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.wellhub.co/annualreports.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

See Exhibit C to the Offering Statement of which this Offering Memorandum forms a part.

Updates: www.energyfunders.com/wellhub